Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2020, Selecta Biosciences, Inc. (the “Company,” “we,” “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (“common stock”).
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate”), our Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of the Delaware General Corporation Law (“DGCL”). Our Certificate and Bylaws are included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.11 forms a part. We encourage you to carefully read our Certificate, Bylaws and the applicable provisions of the DGCL for additional information.
General
Under the Certificate, we have the authority to issue 200,000,000 shares of common stock. Our common stock is listed on The Nasdaq Global Market under the symbol “SELB.” The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock we may designate and issue in the future.
Common Stock Outstanding
The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our Certificate and Bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our Certificate.
Rights Upon Liquidation
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Dividend Rights
Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
Other Rights
Holders of common stock have no preemptive, subscription, redemption or conversion rights.
Registration Rights
Certain holders our common stock or their transferees are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act of 1933, as amended (the “Securities Act”).
These registration rights are granted pursuant to (i) a registration rights agreement we entered into in connection with the private placement of 37,634,883 shares of our common stock and warrants to purchase 31,330,629 shares of our common stock, or the 2019 Private Placement, which closed on December 23, 2019; and (ii) a registration rights agreement we entered into in connection with the private placement of 5,416,390 shares of our common stock, or the 2020 Private Placement, which closed on July 31, 2020.
2019 Registration Rights Agreement
The shares of common stock underlying the warrants and the shares of common stock issued in connection with our 2019 Private Placement are currently registered under a registration statement that has been declared effective by the SEC, pursuant to a registration rights agreement entered into between us and the investors in the private placement. Subject to certain exceptions, pursuant to the related registration rights agreement, we have agreed to use reasonable best efforts to keep the registration statement registering the resale of these shares of common effective under the Securities Act until the earlier of (i) such time as all of the securities registered for resale have been disposed of pursuant to and in accordance with the registration statement, (ii) such time as all of the securities registered for resale have been sold in accordance with Rule 144 under the Securities Act, (iii) the date on which the shares of common stock registered for resale become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144; and (iv) December 23, 2024.
We have also agreed, among other things, to indemnify the investors under the registration statement from certain liabilities and to pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to our obligations under the registration rights agreement.
2020 Registration Rights Agreement
Holders of registrable securities under the 2020 Registration Rights Agreement, as amended, have registration rights until the earlier of (i) such time as there are no longer any registrable securities held by the purchaser, its affiliates or permitted transferees and (ii) such time as all of the securities can otherwise be sold without regard to the volume or manner-of-sale restrictions pursuant to Rule 144. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.
Piggyback Registration Rights. Any time we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities are entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.
Demand Registration Rights. If the holders of registrable securities request in writing that we effect a registration with respect to all of the registrable securities, we will be required to effect such registration.
Expenses. Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders and blue sky fees and expenses.
Termination of Registration Rights. The registration rights terminate upon the earlier of (i) such time as there are no longer any registrable securities held by the purchaser, its affiliates or permitted transferees and (ii) such time as all of the securities can otherwise be sold without regard to the volume or manner-of-sale restrictions pursuant to Rule 144.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of the DGCL, our Certificate and our Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interest, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to effect a change in control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
Stockholder Meetings. Our Bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president (in the absence of a chief executive officer), or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent. Our Certificate eliminates the right of stockholders to act by written consent without a meeting.
Staggered Board. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors. Our Certificate provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting. Our Certificate does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this law may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum. Our Certificate provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our Certificate or Bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. Our Certificate also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our Certificate is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.
Amendment of Certificate. The amendment of any of the above provisions in our Certificate, except for the provision making it possible for our board of directors to issue preferred stock and the provision prohibiting cumulative voting, would require approval by holders of at least two-thirds in voting power of the outstanding shares of stock entitled to vote thereon.

The provisions of the DGCL, our Certificate and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.